Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three months ended	Year Ended December 31
	March 31, 2010	2009	2008	2007	2006	2005
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$199	$620	$904	$1,282	$1,018	$967
Plus:
Fixed charges exclusive of capitalized interest	64	273	343	156	137	129
Amortization of capitalized interest	2	7	7	7	8	9
Adjustments for equity affiliates	—	11	18	21	16	20

Total	$265	$911	$1,272	$1,466	$1,179	$1,125

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$45	$193	$254	$93	$83	$81
Rentals - portion representative of interest	19	80	89	63	54	48

Fixed charges exclusive of capitalized interest	64	273	343	156	137	129
Capitalized interest	2	9	8	11	7	5

Total	$66	$282	$351	$167	$144	$134

Ratio of earnings to fixed charges	4.0	3.2	3.6	8.8	8.2	8.4